Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

1.

At the January 10, 2013 Board Meeting, the Board of Trustees of ING Variable Products Trust (“IVPT”) approved the renewal of the 12b-1 Plan fee waiver letter agreement under which IID waives a portion of its fees with respect to ING Mid Cap Opportunities Portfolio and ING International Value Portfolio.  The 12b-1 Plan fee waiver letter agreement for these Funds provides that IID will waive an amount equal to 0.05% per annum, computed on the average daily net assets attributable to Service Class shares of ING Mid Cap Opportunities Portfolio and ING International Value Portfolio.  The 12b-1 Plan fee waiver letter agreement was renewed for an additional one-year period through May 1, 2014.

2.

At the January 10, 2013 Board Meeting, the IVPT Board approved the renewal of the 12b-1 Plan fee waiver letter agreement under which IID waives a portion of its fees with respect to certain share classes of series of IVPT.  The 12b-1 Plan fee waiver letter agreement provide that IID will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares of IVPT’s series. The 12b-1 Plan fee waiver letter agreement was renewed for an additional one-year period through May 1, 2014.